02034507

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House Ltd

*CURRENT ADDRESS

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5729 FISCAL YEAR ~~6-3-02~~ 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/3/02

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
02 JUN -3 AM 11:21

Exemption No. 82-5129

AR/S
1-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

Consolidated Financial Statements

Sekisui House, Ltd.

Years ended January 31, 2002 and 2001
with Report of Independent Certified Public Accountants

Sekisui House, Ltd.

Consolidated Financial Statements

Years ended January 31, 2002 and 2001

Contents

Report of Independent Certified Public Accountants

The Board of Directors
Sekisui House, Ltd.

We have audited the consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the change, with which we concur, in the method of accounting for employees' accrued retirement benefits as described in Note 2 (j).

As described in Note 2, Sekisui House, Ltd. and subsidiaries have adopted new accounting standards for foreign currency translation, financial instruments, and employees' retirement benefits effective February 1, 2001, and for consolidation, effective February 1, 2000 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

/s/ Shin Nihon & Co.

April 26, 2002

See Note 1 which explains the basis of preparation of the consolidated financial statements of Sekisui House, Ltd. under Japanese accounting principles and practices.

Sekisui House, Ltd. and Subsidiaries

Consolidated Balance Sheets

January 31, 2002 and 2001

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2002	2001	2002
Assets			
Current assets:			
Cash and cash equivalents *(Note 7)*	¥ 229,139	¥ 311,022	$ 1,724,146
Short-term investments *(Notes 3 and 7)*	14,323	27,835	107,773
Notes and accounts receivable:			
Affiliates	209	2,491	1,573
Trade	117,878	124,527	886,967
Other	17,025	18,671	128,104
Less allowance for doubtful accounts	(2,672)	(2,995)	(20,105)
	132,440	142,694	996,539
Inventories *(Note 4)*	287,555	351,843	2,163,694
Deferred income taxes *(Note 8)*	121,434	75,266	913,725
Other current assets	10,993	43,171	82,716
Total current assets	795,884	951,831	5,988,593
Property, plant and equipment:			
Land *(Note 7)*	112,671	151,678	847,788
Buildings and structures *(Note 7)*	188,627	204,117	1,419,315
Machinery and equipment	81,940	80,557	616,554
Construction in progress	500	859	3,762
	383,738	437,211	2,887,419
Less accumulated depreciation	(135,822)	(132,500)	(1,021,986)
Property, plant and equipment, net	247,916	304,711	1,865,433
Investments and other assets:			
Long-term loans receivable	65,467	71,059	492,604
Less allowance for doubtful accounts	(1,197)	(1,067)	(9,007)
	64,270	69,992	483,597
Investments in securities *(Notes 3 and 7)*	108,548	67,187	816,764
Investments in affiliates *(Note 5)*	6,885	11,355	51,806
Deferred income taxes *(Note 8)*	33,584	9,584	252,701
Other assets	46,734	44,831	351,648
Total investments and other assets	260,021	202,949	1,956,516
	¥1,303,821	¥1,459,491	$ 9,810,542

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt *(Note 6)*	¥ 62,604	¥ 51,206	$ 471,061
Notes and accounts payable:			
Affiliates	—	75	—
Trade	189,003	208,070	1,422,144
Accrued income taxes *(Note 8)*	2,783	2,767	20,941
Advances received	79,507	78,737	598,247
Other current liabilities *(Note 7)*	45,357	54,931	341,287
Total current liabilities	379,254	395,786	2,853,680
Long-term debt, less current portion *(Note 6)*	160,373	227,415	1,206,720
Accrued retirement benefits for employees (Note 11)	78,856	29,734	593,348
Accrued retirement benefits for directors and corporate auditors	1,091	916	8,209
Other liabilities *(Note 7)*	50,342	47,665	378,796
Total liabilities	669,916	701,516	5,040,753
Minority interests	7,442	16,759	55,997
Contingent liabilities *(Note 12)*			
Shareholders' equity *(Note 9)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued: 2002 – 709,385,078 shares	186,554	—	1,403,717
2001 – 721,235,443 shares	—	186,058	—
Additional paid-in capital	237,523	241,145	1,787,231
Retained earnings *(Note 18)*	202,616	314,576	1,524,575
Net unrealized holding gain on securities	83	—	624
Translation adjustments	(271)	(561)	(2,039)
Less treasury stock, at cost	(42)	(2)	(316)
Total shareholders' equity	626,463	741,216	4,713,792
	¥1,303,821	¥1,459,491	$9,810,542

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Operations

Years ended January 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Net sales *(Note 17)*	¥1,305,469	¥1,364,801	$9,822,942
Cost of sales	1,035,277	1,071,009	7,789,895
Gross profit	270,192	293,792	2,033,047
Selling, general and administrative expenses	195,567	197,706	1,471,535
Operating income *(Note 17)*	74,625	96,086	561,512
Other income (expenses):			
Interest and dividend income	3,455	4,445	25,997
Interest expense	(3,404)	(3,330)	(25,613)
Loss on revaluation of real estate held for sale *(Note 13)*	(135,540)	–	(1,019,865)
Loss on revaluation of securities	(26,261)	(8,756)	(197,600)
Amortization of net retirement benefit obligation at transition	(56,888)	–	(428,051)
Provision with respect to change in accounting for employees' severance indemnities	–	(17,078)	–
Special contributions to pension fund	–	(14,281)	–
Other, net	(16,157)	(8,064)	(121,572)
(Loss) income before income taxes and minority interests	(160,170)	49,022	(1,205,192)
Income taxes *(Note 8)*:			
Current	4,554	8,530	34,266
Deferred	(70,107)	13,787	(527,517)
	(65,553)	22,317	(493,251)
(Loss) income before minority interests	(94,617)	26,705	(711,941)
Minority interests in losses (earnings) of subsidiaries	4,286	(1,538)	32,250
Net (loss) income	¥ (90,331)	¥ 25,167	$ (679,691)

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years ended January 31, 2002 and 2001

		Millions of yen					
	Number of shares in issue	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2000	714,736,667	¥182,905	¥237,999	¥302,966	–	–	¥(10)
Decrease in retained earnings resulting from addition of consolidated subsidiaries and affiliates accounted for by the equity method	–	–	–	(195)	–	–	–
Net income for the year	–	–	–	25,167	–	–	–
Conversion of convertible bonds	6,498,776	3,153	3,146	–	–	–	–
Cash dividends	–	–	–	(12,924)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(386)	–	–	–
Due to shareholders of merged subsidiaries	–	–	–	(52)	–	–	–
Translation adjustments	–	–	–	–	–	¥(561)	–
Decrease in treasury stock	–	–	–	–	–	–	8
Balance at January 31, 2001	721,235,443	186,058	241,145	314,576	–	(561)	(2)
Decrease in retained earnings resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method.	–	–	–	(6,656)	–	–	–
Net loss for the year	–	–	–	(90,331)	–	–	–
Purchases and retirement of treasury stock	(21,719,000)	–	(21,495)	–	–	–	–
New issue of common stock and increase in additional paid-in capital resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method	9,861,416	492	17,870	–	–	–	–
Conversion of convertible bonds	7,219	4	3	–	–	–	–
Cash dividends	–	–	–	(14,513)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(460)	–	–	–
Net unrealized holding gain on securities	–	–	–	–	¥83	–	–
Translation adjustments	–	–	–	–	–	290	–
Increase in treasury stock	–	–	–	–	–	–	(40)
Balance at January 31, 2002	709,385,078	¥186,554	¥237,523	¥202,616	¥83	¥(271)	¥(42)

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity (continued)

Years ended January 31, 2002 and 2001

	Thousands of U.S. dollars (Note 1)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2001	$1,399,985	$1,814,485	$2,367,013	—	$(4,221)	$ (15)
Decrease in retained earnings resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method	—	—	(50,083)	—	—	—
Net loss for the year	—	—	(679,691)	—	—	—
Purchases and retirement of treasury stock	—	(161,738)	—	—	—	—
New issue of common stock and increase in additional paid-in capital resulting from merger of consolidated subsidiaries and affiliates accounted for by the equity method	3,702	134,462	—	—	—	—
Conversion of convertible bonds	30	22	—	—	—	—
Cash dividends	—	—	(109,203)	—	—	—
Bonuses to directors and corporate auditors	—	—	(3,461)	—	—	—
Net unrealized holding gain on securities	—	—	—	$624	—	—
Translation adjustments	—	—	—	—	2,182	—
Increase in treasury stock	—	—	—	—	—	(301)
Balance at January 31, 2002	$1,403,717	$1,787,231	$1,524,575	$624	$(2,039)	$(316)

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended January 31, 2002 and 2001

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2002	2001	2002
Cash flows from operating activities			
(Loss) income before income taxes and minority interests	¥(160,170)	¥49,022	$(1,205,192)
Adjustments for:			
Depreciation and amortization	13,085	13,693	98,457
Provision for retirement benefits	48,677	18,125	366,267
Equity in earnings of affiliates	(2)	(401)	(15)
Interest and dividend income	(3,455)	(4,445)	(25,997)
Interest expense	3,404	3,330	25,613
Loss on revaluation of real estate held for sale	135,540	–	1,019,865
Loss on revaluation of securities	26,261	8,756	197,600
Decrease (increase) in notes and accounts receivable	5,941	(13,274)	44,703
Decrease in inventories and advance payments	1,052	18,899	7,916
(Decrease) increase in notes and accounts payable	(21,869)	2,688	(164,552)
Decrease in advances received	(921)	(3,792)	(6,930)
Other	11,313	1,169	85,124
Subtotal	58,856	93,770	442,859
Interest and dividends received	3,382	4,564	25,448
Interest paid	(3,371)	(3,323)	(25,365)
Income taxes paid	(4,675)	(28,160)	(35,177)
Net cash provided by operating activities	54,192	66,851	407,765
Cash flows from investing activities			
Proceeds from sales of short-term investments	62,207	42,244	468,073
Purchases of short-term investments	(52,566)	(34,047)	(395,530)
Proceeds from sales of property, plant and equipment	2,107	3,095	15,854
Purchases of property, plant and equipment	(8,799)	(11,105)	(66,208)
Proceeds from sales of investments in securities	2,783	1,179	20,941
Purchases of investments in securities	(65,700)	(527)	(494,357)
Decrease in loans receivable	6,528	5,200	49,120
Purchase of an insurance policy	–	(10,000)	–
Other	(799)	(1,047)	(6,012)
Net cash used in investing activities	(54,239)	(5,008)	(408,119)
Cash flows from financing activities			
Decrease in short-term loans	–	(37,300)	–
Repayment of long-term debt	(55,637)	(1,377)	(418,638)
Cash dividends paid	(14,513)	(12,924)	(109,203)
Purchases of treasury stock	(21,495)	–	(161,738)
Other	(436)	(253)	(3,280)
Net cash used in financing activities	(92,081)	(51,854)	(692,859)
Effect of exchange rate changes on cash and cash equivalents	290	36	2,182
Net (decrease) increase in cash and cash equivalents	(91,838)	10,025	(691,031)
Cash and cash equivalents at beginning of the year	311,022	283,840	2,340,271
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	–	17,157	–
Increase in cash and cash equivalents resulting from merger of affiliates accounted for by the equity method	9,955	–	74,906
Cash and cash equivalents at end of the year	¥229,139	¥311,022	$1,724,146
Supplemental schedule of noncash financing activities			
Conversion of convertible bonds	¥ 7	¥ 6,299	$ 52

See notes to consolidated financial statements.

1. Basis of Presentation of Consolidated Financial Statements

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law of Japan and in conformity with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile. The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Group") which were filed with the Director of the Kanto Local Finance Bureau as required by the Securities and Exchange Law.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications of previously reported amounts have been made to the financial statements for the year ended January 31, 2001 to conform these to the 2002 presentation. These reclassifications had no effect on consolidated net income or shareholders' equity.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader at ¥132.90 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2002. This translation should not be construed as representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries. Under a revised accounting standard for consolidated financial statements which became effective February 1, 2000, the Company was required to consolidated all entities which are effectively controlled by the Company unless such control is considered temporary. The effect of the application of this new accounting standard on the consolidated financial statements was immaterial.

All significant intercompany transactions and accounts have been eliminated.

2. Summary of Significant Accounting Policies (continued)

(a) Principles of consolidation (continued)

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

The difference between the cost of investments in subsidiaries and affiliates and the equity in their net assets at their respective dates of acquisition is being amortized over a period of five years.

(b) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into yen at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are recorded.

The financial statements of a foreign subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of shareholders' equity are translated at their historical exchange rates. Translation differences resulting from translating the financial statements of the foreign subsidiary are not included in the determination of net income, but are presented as translation adjustments in the consolidated balance sheets.

Effective February 1, 2001, the Group adopted "Accounting Standard for Foreign Currency Translation" which was issued by the Business Accounting Deliberation Council of Japan. Under the new method, all monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward exchange contracts rates. Gain or loss on each translation is credited or charged to income.

The effect of the adoption of this standard on the consolidated financial statements for the year ended January 31, 2002 was immaterial.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

2. Summary of Significant Accounting Policies (continued)

(d) Short-term investments and investments in securities

Through January 31, 2001, marketable securities included short-term investments and investments in securities were stated at the lower of cost or market. Other investments, except for those accounted for by the equity method, were carried at cost determined by the moving average method.

Effective February 1, 2001, the Group adopted "Accounting Standard for Financial Instruments" which was issued by the Business Accounting Deliberation Council of Japan. The new standard requires that securities be classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Under the new standard, trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain and loss, both realized and unrealized, are charged to income. Held-to-maturity debt securities are stated at their amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of shareholders' equity. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

Under the Commercial Code of Japan, unrealized holding gain on other securities, net of related the taxes is not available for distribution as dividends or bonuses to directors and corporate auditors.

As of February 1, 2001, the Group assessed their intent in holding marketable securities and investments in securities, classified their securities as "held-to-maturity debt securities" and "other securities," and accounted for the securities at January 31, 2002 in accordance with the standard referred to above. As a result, marketable securities of ¥3,827 million ($28,796 thousand), which had been included in marketable securities at January 31, 2001, were reclassified to investments in securities. The effect of the adoption of the new standard was to increase loss before income taxes and minority interests, and net loss for the year ended January 31, 2002 by ¥413 million ($3,108 thousand) and by ¥60 million ($451 thousand), respectively.

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

2. Summary of Significant Accounting Policies (continued)

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets, except that the straight-line method is applied to buildings (except for structures attached to the buildings).

(g) Leases

Finance leases other than those that are deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and the subsidiaries' historical experience with respect to write-offs and based on an estimate of the amount of specific uncollectible accounts.

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

(j) Accrued retirement benefits

Employees of the Company and certain of its subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which the termination occurs. The employees' pension plan, which is a funded contributory plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after twenty or more years of service.

For the year ended January 31, 2001, the liability for retirement allowances was stated at the amount which would be required to be paid if all employees covered by the plan voluntarily terminated their employment at the balance sheet date, less the amount covered by the pension plan.

2. Summary of Significant Accounting Policies (continued)

(j) Accrued retirement benefits (continued)

Effective February 1, 2001, the Company and the domestic subsidiaries adopted "Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council of Japan. In accordance with the new standard, accrued retirement benefits have been provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year. The net retirement benefit obligation at transition of ¥56,888 million ($428,051 thousand) has been fully charged to income for the year ended January 31, 2002.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized, principally by the straight-line method over 5 years, which is within the estimated average remaining years service of the eligible employees.

The effect of the adoption of this standard for retirement benefits was to increase loss before income taxes and minority interests, and net loss for the year ended January 31, 2002 by ¥47,789 million ($359,586 thousand) and by ¥27,861 million ($209,639 thousand), respectively.

Directors and corporate auditors are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on the Company's rules.

Change in method of accounting

Effective February 1, 2000, the Group changed their method of accounting for employees' accrued retirement benefits to recording the liability at 100% instead of 40% of the amount which would be required to be paid if all employees covered by the retirement allowances plan voluntarily terminated their employment at the balance sheet date, less the benefits to be covered by the pension plan. This change was made in order to provide a more accurate allocation of retirement benefit costs, to present a more accurate retirement benefit obligation, and to enhance the financial status of the Group. The change has been reflected as a provision with respect to a change in accounting for employees' accrued retirement benefits in the consolidated statements of operations. The effect of this change was to decrease operating income by ¥678 million, income before income taxes and minority interests by ¥17,755 million, and net income by ¥10,340 million for the year ended January 31, 2001 from the corresponding amounts which would have been recorded under the method applied in the previous year.

2. Summary of Significant Accounting Policies (continued)

(k) Research and development expenditures and computer software

Research and development expenditures are charged to income as incurred.

Expenditures relating to computer software developed for internal use are charged to income when incurred, except if the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over 5 years.

Effective February 1, 2000, the Group adopted "Accounting Standards for Research and Development Costs, etc." issued by the Business Accounting Deliberation Council.

(l) Accounting for warranty expenses

The Company provides after sales service for twenty years against structural defects on detached houses and low-rise apartment buildings as well as a ten-year warranty under the "Housing Quality Assurance Act" except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and have had no material effect on net (loss) income.

3. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2002 were as follows:

	Millions of yen			
	2002			
	Held-to-maturity debt securities			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value available				
Bonds	¥2,334	¥7	¥(11)	¥2,330
	2,334	7	(11)	2,330
Market value not available				
Bonds	¥12,032	–	–	–
	12,032	–	–	–
Total	¥14,366	–	–	–

	Thousands of U.S. dollars			
	2002			
	Held-to-maturity debt securities			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value available				
Bonds	$17,562	$53	$(83)	$17,532
	17,562	53	(83)	17,532
Market value not available				
Bonds	$90,534	–	–	–
	90,534	–	–	–
Total	$108,096	–	–	–

3. Short-Term Investments and Investments in Securities (continued)

	Millions of yen			
	2002			
	Other securities			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value available				
Equity securities	¥31,502	¥2,067	¥ (951)	¥32,618
Bonds	52,938	–	(1,028)	51,910
	84,440	2,067	(1,979)	84,528
Market value not available				
Equity securities	¥ 10,472	–	–	–
Other	13,505	–	–	–
	23,977	–	–	–
Total	¥108,417	–	–	–

	Thousands of U.S. dollars			
	2002			
	Other securities			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value available				
Equity securities	$237,035	$15,553	$(7,156)	$245,432
Bonds	398,330	–	(7,735)	390,595
	635,365	15,553	(14,891)	636,027
Market value not available				
Equity securities	$ 78,796	–	–	–
Other	101,618	–	–	–
	180,414	–	–	–
Total	$815,779	–	–	–

3. Short-Term Investments and Investments in Securities (continued)

Short-term investments and investments in securities at January 31, 2001 were as follows:

	Millions of yen		
	2001		
	Carrying value	Market value	Difference
Short-term investment			
Market value available:			
Equity securities	¥3,819	¥6,550	¥2,731
Bonds and other	26	25	(1)
	3,845	¥6,575	¥2,730
Market value not available:	23,990		
Total	¥27,835		
Investments in securities			
Market value available:			
Equity securities	¥52,786	¥58,148	¥5,362
Bonds and other	615	621	6
	53,401	¥58,769	¥5,368
Market value not available	13,786		
Total	¥67,187		

4. Inventories

Inventories at January 31, 2002 and 2001 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Land held for sale, including land held for development	¥189,807	¥255,343	$1,428,194
Construction for sale, including projects under construction	36,381	34,328	273,747
Contracts in process	57,512	57,709	432,746
Other	3,855	4,463	29,007
	¥287,555	¥351,843	$2,163,694

5. Investments in Affiliates

Investments in affiliates at January 31, 2002 and 2001 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Investments in capital stock, at cost	¥ 2,111	¥ 3,007	$ 15,884
Equity in undistributed earnings since acquisition, net	4,774	8,348	35,922
	¥ 6,885	¥11,355	$ 51,806

6. Long-Term Debt

Long-term debt less current portion at January 31, 2002 and 2001 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Manufacturing industries, insurance companies and others	¥ 30,374	¥ 35,316	$ 228,547
Notes	40,000	40,000	300,980
Convertible bonds	89,999	152,099	677,193
	¥ 160,373	¥227,415	$ 1,206,720

A breakdown of selected items from the above table of long-term debt is as follows:

(1) Loans from manufacturing industries, insurance companies and others at January 31, 2002 and 2001 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
2.18% to 2.19% unsecured loans from insurance companies, due 2004	¥20,000	¥20,000	$150,489
1.4% unsecured loan from an agricultural financing institution, due 2002	500	500	3,762
0% to 6.0% unsecured loans from manufacturing industries and others, due 2002 – 2007	10,378	14,822	78,088
	30,878	35,322	232,339
Less current portion	(504)	(6)	(3,792)
	¥30,374	¥35,316	$228,547

6. Long-Term Debt (continued)

(2) Notes

Notes outstanding at January 31, 2002 and 2001 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
2.4% yen unsecured notes, due 2005	¥10,000	¥10,000	$ 75,245
1.92% yen unsecured notes, due 2005	10,000	10,000	75,245
1.76% yen unsecured notes, due 2004	10,000	10,000	75,245
1.79% yen unsecured notes, due 2005	10,000	10,000	75,245
	¥40,000	¥40,000	$300,980

(3) Convertible bonds

Convertible bonds outstanding at January 31, 2002 and 2001 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
1.7% unsecured bonds of ¥50,000,000,000, due 2002	¥49,280	¥ 49,280	$ 370,805
1.6% unsecured bonds of ¥30,000,000,000, due 2003	12,820	12,820	96,464
2.5% unsecured bonds of ¥20,000,000,000, due 2002	–	11,200	–
0.9% unsecured bonds of ¥50,000,000,000, due 2003	39,999	39,999	300,971
0.8% unsecured bonds of ¥50,000,000,000, due 2001	–	40,000	–
0.3% unsecured bonds of ¥50,000,000,000, due 2003	50,000	50,000	376,222
	152,099	203,299	1,144,462
Less current portion	(62,100)	(51,200)	(467,269)
	¥89,999	¥152,099	$ 677,193

6. Long-Term Debt (continued)

(3) Convertible bonds (continued)

The conversion prices and periods of the convertible bonds at January 31, 2002 were as follows:

	Conversion price per share	Conversion period up to
1.7% unsecured bonds of ¥50,000,000,000, due 2002	¥2,124.20	July 30, 2002
1.6% unsecured bonds of ¥30,000,000,000, due 2003	1,729.60	January 30, 2003
0.9% unsecured bonds of ¥50,000,000,000, due 2003	1,507.00	July 30, 2003
0.3% unsecured bonds of ¥50,000,000,000, due 2003	1,312.00	July 30, 2003

The total number of shares issuable upon conversion of all outstanding convertible bonds as of January 31, 2002 was 95,263,332 shares.

The conversion prices are subject to adjustment under certain circumstances including stock splits.

The aggregate annual maturities of long-term debt subsequent to January 31, 2002 are summarized as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 62,604	$ 471,061
2004	90,001	677,209
2005	30,002	225,749
2006	30,001	225,741
2007	10,369	78,021
2008 and thereafter	0	0
	¥222,977	$1,677,781

7. Mortgaged and Pledged Assets

The following assets, shown at net book value at January 31, 2002 and 2001, were either mortgaged or pledged for guarantees of bank loans of third parties and long-term deposits received and other, and totaled ¥8,686 million ($65,357 thousand) and ¥9,146 million, respectively.

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Cash equivalents	¥ 2,600	¥ 2,450	$ 19,564
Land	27,516	28,274	207,042
Buildings	866	1,338	6,516
Short-term investments and investments in securities	280	230	2,107
	¥31,262	¥32,292	$235,229

8. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in statutory tax rate of approximately 41.7% for the years ended January 31, 2002 and 2001. The foreign subsidiary is subject to the income taxes of the country in which it operates.

The difference between income tax expense for the years ended January 31, 2002 and 2001 and the amounts calculated by applying the statutory income tax rate to the loss or income before income taxes is summarized as follows:

	2002	2001
Statutory tax rate	41.7%	41.7%
Entertainment expenses not deductible	(2.2)	3.2
Dividend income not taxable	0.8	(1.4)
Inhabitants' per capita taxes	(0.3)	1.0
Other	0.9	1.0
	40.9%	45.5%

8. Income Taxes (continued)

The significant components of the Group's deferred tax assets at January 31, 2002 and 2001 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Loss on revaluation of real estate held for sale	¥100,455	¥71,834	$ 755,869
Tax loss carryforwards	16,623	—	125,079
Accrued enterprise tax	201	195	1,512
Retirement benefits	29,242	8,283	220,030
Allowance for doubtful accounts	1,227	1,149	9,233
Accrued bonuses	371	2,126	2,792
Other	6,899	1,263	51,911
	¥155,018	¥84,850	$1,166,426

9. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of all cash appropriations of retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve is not available for dividends but may be used to eliminate or reduce a deficit by approval of the shareholders or may be transferred to common stock by resolution of the Board of Directors. Retained earnings include the legal reserve provided in accordance with the provisions of the Commercial Code of Japan. The Company's legal reserve included in retained earnings at January 31, 2002 and 2001 amounted to ¥23,129 million ($174,033 thousand) and ¥21,653 million, respectively.

Under the Commercial Code of Japan, upon the issuance and sale of new shares of common stock, the entire amount of the issue price is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Interim cash dividends may be declared and paid subject to a resolution of the Board of Directors. The Commercial Code imposes a limit on the amount which may be paid as interim dividends. An interim dividend of ¥9.0 ($0.07) per share totaling ¥6,580 million ($49,511 thousand) was paid on September 28, 2001.

In October 2001, the Company repurchased 21,719 thousand shares of its own common stock for ¥21,495 million ($161,738 thousand) and retired these shares. As a result, the number of authorized shares decreased by 21,719 thousand.

10. Research and Development Costs

Research and development costs charged to income amounted to ¥7,553 million ($56,832 thousand) and ¥7,743 million for the years ended January 31, 2002 and 2001, respectively.

11. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheet as of January 31, 2002 for the Group's defined benefit plans:

	Millions of yen	*Thousands of U.S. dollars*
Retirement benefit obligation at end of year	¥(239,600)	$(1,802,859)
Fair value of plan assets at end of year	141,864	1,067,449
Unfunded retirement benefit obligation	(97,736)	(735,410)
Unrecognized actuarial loss	18,884	142,092
Net retirement benefit obligation	(78,852)	(593,318)
Prepaid pension cost	4	30
Accrued retirement benefits	¥(78,856)	$(593,348)

The components of net retirement benefit expenses for the year ended January 31, 2002 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Service cost	¥11,680	$87,886
Interest cost	6,140	46,200
Expected return on plan assets	(5,316)	(40,000)
Amortization of net retirement benefit obligation at transition	56,888	428,051
Retirement benefit expenses	¥69,392	$522,137

The assumptions used in accounting for the defined benefit plans for the year ended January 31, 2002 were as follows:

Discount rate	2.8%
Expected rate of return on plan assets	4.0%

12. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2002:

	Millions of yen	*Thousands of U.S. dollars*
Guarantees of housing loans to customers	¥78,226	$588,608
Guarantees of bank loans of third parties and other	2,856	21,490
	¥81,082	$610,098

13. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2002, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

14. Leases

The following pro forma amounts present the acquisition costs and accumulated depreciation of property leased to the Group at January 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized.

	Millions of yen					
	2002			2001		
	Acquisition costs	Accumulated depreciation	Net leased property	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥ 40,107	¥ 20,144	¥ 19,963	¥ 40,840	¥ 22,845	¥ 17,995
Machinery and equipment	9,643	6,024	3,619	9,833	5,575	4,258
Other	3,797	2,007	1,790	3,135	1,423	1,712
	¥ 53,547	¥ 28,175	¥ 25,372	¥ 53,808	¥ 29,843	¥ 23,965

Certain adjustments of previously reported pro forma amounts have been made to conform the 2001 amounts to the 2002 presentation.

	Thousands of U.S. dollars		
	2002		
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	$ 301,784	$ 151,573	$ 150,211
Machinery and equipment	72,558	45,327	27,231
Other	28,570	15,102	13,468
	$ 402,912	$ 212,002	$ 190,910

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥ 9,103 million ($68,495 thousand) and ¥10,242 million for the years ended January 31, 2002 and 2001, respectively.

14. Leases (continued)

Future minimum lease payments (including the interest portion thereon) subsequent to January 31, 2002 for finance leases other than those which transfer the ownership of the leased property were as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 7,355	$ 55,342
2004 and thereafter	19,738	148,518
	¥27,093	$203,860

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk of interest rate and foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not speculate in derivatives for trading purposes.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts and swap agreements. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related and interest-related derivatives; however, the Company does not anticipate nonperformance by any of these counterparties all of whom are financial institutions with high credit ratings.

In accordance with the new accounting standard for financial instruments which became effective February 1, 2001, derivative positions are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

At January 31, 2001, the forward foreign exchange contracts outstanding were as follows:

	Millions of yen		
	2001		
	Notional amount	Market value	Unrealized gain
Forward foreign exchange contracts to buy U.S. dollars	¥ 371	¥ 369	¥ (2)

At January 31, 2002, there were no forward foreign exchange contracts which were required to be disclosed in accordance with accounting principles and practices generally accepted in Japan.

15. Derivatives and Hedging Activities (continued)

At January 31, 2002 and 2001, the outstanding interest rate swap positions were as follows:

	Millions of yen			
	2002		2001	
	Notional amount	Unrealized gain	Notional amount	Unrealized gain
Interest-rate swap agreements:				
Fixed-rate into variable-rate obligations	¥ 15,000	¥550	¥15,000	¥564
Variable-rate into fixed-rate obligations	¥ 15,000	¥410	¥15,000	¥354

	Thousands of U.S. dollars	
	2002	
	Notional amount	Unrealized gain
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	$112,867	$4,138
Variable-rate into fixed-rate obligations	$112,867	$3,085

16. Amounts per Share

	Yen		*U.S. dollars*
	2002	2001	2002
Net (loss) income:			
Basic	¥ (125.11)	¥ 35.03	$(0.94)
Diluted	—	31.07	—
Net assets	883.16	1,027.71	6.65
Cash dividends	18.00	20.00	0.14

The computation of basic net (loss) income per share is based on the weighted average number of shares of common stock outstanding during each year. The average number of shares used in the computation was 722,037 thousand and 718,524 thousand for the years ended January 31 2002 and 2001, respectively. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the dilutive potential of the common stock to be issued upon the conversion of convertible bonds. No diluted net loss per share for the year ended January 31, 2002 has been presented because a net loss was recorded.

Net assets per share are based on the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

17. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the construction, purchase, administration and sales of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

The business segment information of the Company and its consolidated subsidiaries for the years ended January 31, 2002 and 2001 is outlined as follows:

	Millions of yen				
	2002				
	Construction	Real estate	Total	Eliminations and other	Consolidated
Sales to third parties	¥ 981,558	¥ 323,911	¥1,305,469	–	¥1,305,469
Inter-group sales and transfers	940	–	940	¥ (940)	–
Total sales	982,498	323,911	1,306,409	(940)	1,305,469
Operating expenses	880,948	324,923	1,205,871	24,973	1,230,844
Operating income (loss)	¥ 101,550	¥ (1,012)	¥ 100,538	¥ (25,913)	¥ 74,625
Assets	¥ 288,404	¥ 569,477	¥ 857,881	¥ 445,940	¥1,303,821
Depreciation and amortization	¥ 6,663	¥ 4,415	¥ 11,078	¥ 2,007	¥ 13,085
Capital expenditures	¥ 10,387	¥ 3,406	¥ 13,793	¥ 2,210	¥ 16,003

	Millions of yen				
	2001				
	Construction	Real estate	Total	Eliminations and other	Consolidated
Sales to third parties	¥1,081,057	¥ 283,744	¥1,364,801	–	¥1,364,801
Inter-group sales and transfers	518	–	518	¥ (518)	–
Total sales	1,081,575	283,744	1,365,319	(518)	1,364,801
Operating expenses	953,912	287,440	1,241,352	27,363	1,268,715
Operating income (loss)	¥ 127,663	¥ (3,696)	¥ 123,967	¥ (27,881)	¥ 96,086
Assets	¥ 318,554	¥ 677,731	¥ 996,285	¥ 463,206	¥1,459,491
Depreciation and amortization	¥ 7,031	¥ 4,742	¥ 11,773	¥ 1,920	¥ 13,693
Capital expenditures	¥ 8,318	¥ 2,687	¥ 11,005	¥ 2,963	¥ 13,968

17. Segment Information (continued)

	Thousands of U.S. dollars				
	2002				
	Construction	Real estate	Total	Eliminations and other	Consolidated
Sales to third parties	$7,385,688	$2,437,254	$9,822,942	–	$9,822,942
Inter-group sales and transfers	7,073	–	7,073	$ (7,073)	–
Total sales	7,392,761	2,437,254	9,830,015	(7,073)	9,822,942
Operating expenses	6,628,653	2,444,869	9,073,522	187,908	9,261,430
Operating income (loss)	$ 764,108	$ (7,615)	$ 756,493	$ (194,981)	$ 561,512
Assets	$2,170,083	$4,285,004	$6,455,087	$3,355,455	$9,810,542
Depreciation and amortization	$ 50,135	$ 33,220	$ 83,355	$ 15,102	$ 98,457
Capital expenditures	$ 78,157	$ 25,628	$ 103,785	$ 16,629	$ 120,414

As mentioned in Note 2(j), the Group adopted "Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council of Japan. The effect of this adoption was to increase operating expenses in the construction segment by ¥821 million ($6,178 thousand) and to decrease operating expenses in the real estate segment by ¥19 million ($143 thousand) for the year ended January 31, 2002 compared with the amounts which would have been recorded under the method applied in the previous year.

As more than 90% of consolidated net sales for the years ended January 31, 2002 and 2001 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

18. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2002, were approved at a shareholders' meeting held on April 26, 2002:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends of ¥9.0 ($0.07) per share	¥ 6,384	$ 48,036

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East, Umeda Sky Building, 1-88,
Oyodonaka 1-chome Kita-ku, Osaka JAPAN

Exemption No. 82-5129

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

May 28, 2002

By: [signature]

Kenichi Moriuchi
Managing Executive Officer &
General Manager of
General Affairs Department